UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 19, 2016

Diebold, Incorporated

(Exact name of registrant as specified in its charter)

Ohio	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio		44720-8077
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (330) 490-4000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Issuance of Senior Notes; Indenture

On April 19, 2016, Diebold, Incorporated (“Diebold”) issued $400 million in aggregate principal amount of 8.5% Senior Notes due 2024 (the “Notes”) at an issue price of 100% of the principal amount thereof in a private offering to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933 (the “Securities Act”) and to persons outside the United States under Regulation S under the Securities Act. The Notes were issued in connection with Diebold’s previously announced potential acquisition (the “Acquisition”) of Wincor Nixdorf Aktiengesellschaft, a German public stock corporation (“Wincor Nixdorf”).

The Notes were issued pursuant to an indenture, dated as of April 19, 2016, among Diebold, as issuer, the subsidiaries of Diebold named therein as guarantors (the “Guarantors”) and U.S. Bank National Association, as trustee (the “Indenture”).

The Notes bear interest at the rate of 8.5% per annum, which accrues from April 19, 2016, and is payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2016. The Notes mature on April 15, 2024, unless earlier redeemed or repurchased, and are subject to the terms and conditions set forth in the Indenture.

Diebold may redeem some or all of the Notes at any time on or after April 15, 2019 at the redemption prices and on the terms specified in the Indenture. Diebold may also redeem up to 35% of the Notes using the proceeds of certain equity offerings completed before April 15, 2019, at a redemption price of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, at any time prior to April 15, 2019, Diebold may redeem some or all of the Notes at a price equal to 100% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Acquisition has not closed by November 21, 2016, or if an Acquisition Termination Event (as defined herein) occurs, Diebold will be required to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest on the Notes to, but excluding, the date of redemption. “Acquisition Termination Event” means (1) the Business Combination Agreement, dated as of November 23, 2015, between Diebold and Wincor Nixdorf, is terminated prior to the consummation of the Acquisition, (2) the necessary regulatory approvals to Diebold’s voluntary public takeover offer for all ordinary shares of Wincor Nixdorf are not obtained or waived on or prior to November 21, 2016, or (3) Diebold’s board of directors determines in its reasonable judgment that the Acquisition will not occur. If Diebold experiences specific kinds of changes in control or it or any of its restricted subsidiaries sells certain of their assets, then Diebold must offer to repurchase the Notes on the terms set forth in the Indenture.

The Notes and the Note guarantees will be Diebold’s and the Guarantors’ senior unsecured obligations and will: (i) rank senior in right of payment to all of Diebold’s and the Guarantors’ future subordinated indebtedness; (ii) rank equally in right of payment with all of Diebold’s and the Guarantors’ existing and future senior indebtedness; (iii) be effectively subordinated to any of Diebold’s and the Guarantors’ existing and future secured debt, including indebtedness under the credit agreement, dated November 23, 2015, among Diebold and certain of its subsidiaries, as borrowers or guarantors, JP Morgan Chase Bank, N.A., as administrative agent, and the lenders parties thereto from time to time (as amended, supplemented and otherwise modified, the “Senior Credit Facility”), to the extent of the value of the assets securing such debt; and (iv) be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of Diebold’s subsidiaries that do not guarantee the Notes.

The Notes will be guaranteed on a senior unsecured basis by (i) all of Diebold’s existing and future direct and indirect domestic subsidiaries (other than securitization subsidiaries) that guarantee the Senior Credit Facility and (ii) all of Diebold’s existing and future direct and indirect domestic subsidiaries (other than securitization subsidiaries and immaterial subsidiaries) that guarantee any of Diebold’s or any Guarantor’s indebtedness for borrowed money. Under certain circumstances specified in the Indenture, the Guarantors may be released from their guarantees without the consent of the holders of the Notes.

The Indenture contains certain covenants that, among other things, limit Diebold’s ability, and the ability of its restricted subsidiaries, to incur additional indebtedness and guarantee indebtedness, pay dividends or make distributions or certain other restricted payments, repurchase or redeem capital stock, prepay, redeem or repurchase certain debt, issue certain preferred stock or similar equity securities, make loans and investments, sell assets, incur liens, enter into transactions with affiliates, enter into agreements restricting subsidiaries’ ability to pay dividends, and consolidate, merge or sell all or substantially all assets.

The Indenture contains events of default customary for agreements of its type (with customary grace periods, as applicable) and provides that, upon the occurrence of an event of default arising from certain events of bankruptcy or insolvency with respect to Diebold or certain of its subsidiaries, all outstanding Notes will become due and payable immediately without further action or notice. If any other type of event of default occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all of the Notes, to be due and payable immediately.

Registration Rights Agreement

In connection with the issuance of the Notes, Diebold, the Guarantors and J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, as representatives for the initial purchasers listed therein, entered into a registration rights agreement relating to the Notes, dated April 19, 2016 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, Diebold and the Guarantors agreed, for the benefit of the holders of the Notes, that they will (1) within 150 days after the closing date of the Notes offering, file a registration statement on an appropriate registration form with respect to a registered offer to exchange the Notes for notes registered under the Securities Act (the “Exchange Notes”), which shall also be guaranteed by the Guarantors, with terms substantially identical in all material respects to the Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or any increase in annual interest rate) and (2) use their commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act within 240 days after the closing date of the Notes offering.

In the event that Diebold and the Guarantors determine that a registered exchange offer is not available or may not be completed because it would violate any applicable law or applicable interpretations of the staff of the Securities and Exchange Commission (the “SEC”), or, if for any reason the exchange offer is not for any other reason completed within 270 days after the closing date of the Notes offering, or, in certain circumstances, any initial purchaser so requests in connection with any offer or sale of Notes, Diebold and the Guarantors will file a shelf registration statement relating to resales of the Notes as soon as practicable, but not later than 300 days after the closing date of the Notes offering, and use commercially reasonable efforts to cause such shelf registration statement to become effective on or prior to 60 days after the filing thereof and to keep that shelf registration statement effective until the date that is 12 months after the date such shelf registration statement becomes effective, or such shorter period that will terminate when all Notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

If Diebold does not comply with these obligations, subject to limitations set forth in the Registration Rights Agreement, Diebold will be required to pay additional interest to holders of Notes in an amount equal to 0.25% per annum on the principal amount of the Notes, for the first 90 days following such default. Thereafter, the amount of additional interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until the default is cured, up to a maximum amount of 1.00% per annum.

The above summaries of the Indenture and the Registration Rights Agreement are qualified in their entirety by reference to the Indenture and the Registration Rights Agreement relating to the Notes, which are attached hereto as Exhibits 4.1 and 10.1, respectively, and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation

The information set forth in Item 1.01 is incorporated herein by reference into this Item 2.03.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

4.1	Indenture, dated as of April 19, 2016, among Diebold, Incorporated, as issuer, the subsidiaries of Diebold, Incorporated named therein as guarantors and U.S. Bank National Association, as trustee

10.1	Registration Rights Agreement, dated as of April 19, 2016, among Diebold, Incorporated, the subsidiaries of Diebold, Incorporated named therein as guarantors and the initial purchasers listed therein

Important Information for Investors and Shareholders Relating to the Acquisition of Wincor Nixdorf

In connection with the proposed acquisition of Wincor Nixdorf, Diebold has made an offer for all ordinary shares of Wincor Nixdorf (the “tender offer”) and filed a Registration Statement on Form S-4 with the SEC, which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the tender offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the tender offer (the “offer document”). Diebold has published the offer document on February 5, 2016. The acceptance period for the tender offer expired at the end of March 22, 2016 (Central European Time), and a statutory additional acceptance period has begun on March 30, 2016, and will end on April 12, 2016, 24:00 hours (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS RELATING TO THE TENDER OFFER AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus relating to the tender offer, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus relating to the tender offer and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the tender offer are disclosed in the offer document, which was published on February 5, 2016, and in related documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus relating to the tender offer, the offer document and all documents in connection with the tender offer because these documents contain important information.

No offering of Diebold shares will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the tender offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 19, 2016

DIEBOLD, INCORPORATED

By	/s/ Christopher A. Chapman
Name:	Christopher A. Chapman
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

4.1	Indenture, dated as of April 19, 2016, among Diebold, Incorporated, as issuer, the subsidiaries of Diebold, Incorporated named therein as guarantors and U.S. Bank National Association, as trustee

10.1	Registration Rights Agreement, dated as of April 19, 2016, among Diebold, Incorporated, the subsidiaries of Diebold, Incorporated named therein as guarantors and the initial purchasers listed therein